UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission file number 001-34886

Elster Group SE
(Translation of Registrant’s Name into English)

Frankenstrasse 362
45133 Essen
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains the quarterly report for the first quarter ended March 31, 2011 of Elster Group SE dated May 6, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Christoph Schmidt-Wolf
Name:	Christoph Schmidt-Wolf
Title:	Chief Financial Officer

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Chief Legal Officer

Date: May 6, 2011

Elster Group SE

Quarterly Report for the Three Months

Ended March 31, 2011

Table of contents

Presentation of Financial and Other Information	i
Special Note Regarding Forward-Looking Statements	i
Unaudited Condensed Consolidated Interim Financial Statements	F-1
Management’s Discussion and Analysis of Financial Condition and Results of Operations	1
Legal Proceedings	18
Risk Factors	19

In this Report, references to:

•	“we,” “us,” “our company,” “our group”, “Elster”, “Elster Group”, and the “Group” refer to Elster Group SE and, unless the context otherwise requires, to our subsidiaries; and

•	“Report” refers to this Current Report on Form 6-K containing information for the three-months period ended March 31, 2011

Presentation of Financial and Other Information

Our condensed consolidated financial statements are prepared in accordance with U.S. GAAP and expressed in U.S. dollars. In this Report, references to “dollars,” “$” or “USD” are to U.S. dollars. References to “euro,” “€” or “EUR” are to euro, the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union, or EMU, of the Treaty Establishing the European Community, as amended from time to time. References to “pounds sterling,” “£” or “GBP” are to the British pound sterling. The noon buying rate of the Federal Reserve Bank of New York for the euro on April 29, 2011 was €1.00 = $1.4821.

Our financial year ends on December 31 of each year. References to any financial year refer to the year ended December 31 of the calendar year specified.

Figures presented in tabular format may not add up to the total or percentages presented due to rounding.

We also present financial information that we calculate by translating the results from our entities that have functional currencies other than the U.S. dollar into dollars using the exchange rates of the prior year. We refer to this presentation as “constant currency.” The most important of these other functional currencies is the euro and to a lesser extent the pound sterling.

Special Note Regarding Forward-Looking Statements

This Report contains forward-looking statements. Elster may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in its offering prospectuses, in press releases and other written materials and in oral statements made by Administrative Board members, managing directors or employees to third parties. Statements that are not historical facts, including statements about Elster’s beliefs and expectations, are forward-looking statements and include generally any information that relates to expectations for revenue or earnings per ADS or other performance measures. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “views,” “potential” and similar expressions. These statements are based on current plans, estimates, assumptions and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Elster undertakes no obligation to update publicly any of them in light of new information or future events.

i

Forward-looking statements involve inherent risks and uncertainties. Elster cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Elster’s control, including those described in the sections “Special Note Regarding Forward-Looking Statements” and “Risk Factors” of the Annual Report on Form 20-F dated March 10, 2011 filed with the U.S. Securities and Exchange Commission. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: negative worldwide economic conditions; instability and volatility in the worldwide financial markets; growth expectations for Elster’s industry; the extent of the revenues Elster derives from sales to the utility industry; the transition to more advanced technology in the industry, including increasing competition from industries Elster previously viewed as distinct from Elster’s; Elster’s ability to develop new products and technologies and the extent of the revenues Elster derives from Smart Grid technology; possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements; the fluctuations of Elster’s operating results due to the effect of exchange rates; volatility in the prices for, and availability of, components, raw materials and energy used in Elster’s businesses including as a result of disruptions to the supply chain resulting from the recent earthquake and tsunami in Japan; Elster’s ability to raise capital to refinance its indebtedness; Elster’s ability to manage its outsourcing arrangements; or other factors.

ii

Unaudited Condensed Consolidated Interim Financial Statements

INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Interim Financial Statements (unaudited)	Page
Consolidated Statements of Operations for the three months ended March 31, 2011 and 2010	F – 2
Consolidated Balance Sheets as of March 31, 2011 and December 31, 2010	F – 3
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2011 and 2010	F – 5
Notes to the Condensed Consolidated Financial Statements	F – 6

Elster Group SE
Consolidated Statements of Operations
(in thousands of US dollar ($), except per share data)
(unaudited)

	Three Months Ended March 31,
	2011	2010
Revenues	$443,883	$398,177
Cost of sales	-297,431	-281,038
Gross profit	$146,452	$117,139

Operating Expenses
Selling expenses	-44,112	-40,088
General and administrative expenses	-37,117	-36,513
Research and development expenses	-26,152	-20,655
Other operating income, net	1,622	1,996
Operating income	$40,693	$21,879
Non-Operating Expenses
Interest expense, net	-6,902	-21,454
Other income, net	1,102	535
Total non-operating expenses	$-5,800	$-20,919
Income before income tax	$34,893	$960
Income tax expense	-10,018	-1,455
Net income (loss)	$24,875	$-495
Net income attributable to noncontrolling interests	979	436
Net income (loss) attributable to Elster Group SE	$23,896	$-931

Basic income (loss) per share	$0.85	$-0.44
Diluted income (loss) per share	$0.85	$-0.44

Weighted average shares outstanding
Basic	28,220,041	16,320,750
Diluted	28,239,033	16,320,750

See accompanying notes to the condensed consolidated financial statements.

Elster Group SE
Consolidated Balance Sheets
(in thousands of US Dollar ($))

	March 31, 2011	December 31, 2010
Assets	(unaudited)
Current assets
Cash and cash equivalents	$266,754	$216,294
Accounts receivable (net of allowance for doubtful accounts of $10,235 and $9,732, respectively)	293,166	278,217
Receivables from related parties	10,019	14,197
Inventories	168,092	154,549
Prepaid expenses	25,677	21,122
Other current assets	55,086	52,863
Income tax refunds	12,401	14,501
Deferred tax assets	18,401	16,022
Total current assets	$849,596	$767,765

Noncurrent assets
Property, plant and equipment, net	$210,466	$202,899
Other intangible assets, net	213,930	216,406
Goodwill	972,679	936,950
Other assets	37,407	31,496
Deferred tax assets	10,039	8,741
Total noncurrent assets	$1,444,521	$1,396,492
Total assets	$2,294,117	$2,164,257

See accompanying notes to the condensed consolidated financial statements.

Elster Group SE
Consolidated Balance Sheets
(in thousands of US Dollar ($), except share data)

Liabilities and Equity	March 31, 2011	December 31, 2010
	(unaudited)
Current liabilities
Pension and other long-term employee benefits, current portion	$13,925	$13,486
Payroll, bonuses and related accruals	62,506	57,808
Short-term debt and current portion of long-term debt	28,367	18,010
Accounts payable	224,931	204,343
Warranties	32,426	31,564
Other current liabilities	77,744	74,514
Deferred revenue	3,616	4,039
Income tax payable	19,774	17,863
Deferred tax liabilities	7,410	6,694
Total current liabilities	$470,699	$428,321
Noncurrent liabilities
Pension and other long-term employee benefits, less current portion	143,740	137,490
Payroll, bonuses and related accruals	1,429	1,326
Long-term debt, less current portion	852,579	822,447
Other non-current liabilities	42,628	40,505
Income taxes payable	19,118	17,271
Deferred tax liabilities	67,157	60,668
Total noncurrent liabilities	$1,126,651	$1,079,707

Total liabilities	$1,597,350	$1,508,028

Equity
Ordinary shares, €1 nominal value (28,220,041 shares authorized, issued and outstanding as of March 31, 2011 and December 31, 2010)	36,528	36,528
Additional paid-in capital	651,438	651,038
Accumulated deficit	-44,961	-68,858
Accumulated other comprehensive income	44,552	22,006
Total equity attributable to Elster Group SE	$687,557	$640,714
Noncontrolling interests	$9,210	$15,515
Total equity	$696,767	$656,229
Total liabilities and equity	$2,294,117	$2,164,257

See accompanying notes to the condensed consolidated financial statements.

Elster Group SE
Condensed Consolidated Statements of Cash Flows
(in thousands of US Dollar ($))
(unaudited)

	Three Months Ended March 31,
	2011	2010
Cash flows from operating activities	$47,167	$5,626

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	-10,859	-9,218
Proceeds from disposals of property, plant and equipment and intangible assets	791	758
Net cash flow used in investing activities	$-10,068	$-8,460

Cash flows from financing activities
Proceeds from bank borrowings	7,430	37,573
Repayment of bank borrowings	0	-19,317
Repayment of capital lease obligations	-271	-271
Dividends to noncontrolling interests	-6,319	0
Net cash flow from financing activities	$840	$17,985

Net increase in cash and cash equivalents	$37,939	$15,151
Effect of exchange rate fluctuations on cash held	12,521	-1,092
Cash and cash equivalents at January 1	216,294	75,392
Cash and cash equivalents at March 31	$266,754	$89,451

Income taxes paid	5,940	4,112
Interest paid	4,199	456

See accompanying notes to the condensed consolidated financial statements.

Elster Group SE

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of US Dollar, except per share data)

(unaudited)

1.	Corporate information

Elster Group SE, Essen, Germany, was originally incorporated as Gold Silver S.à r.l. on October 4, 2004 as a Luxembourg corporation to serve as a vehicle for private equity funds advised by CVC Capital Partners; it acquired the Ruhrgas Industries Group from E.ON Ruhrgas AG on September 12, 2005. After being renamed Nightwatch Investments S.à r.l. and further renamed Elster Group S.à r.l. on March 15, 2006, it was legally reorganized and became Elster Group SE, Luxembourg. Elster Group SE transferred its jurisdiction of incorporation from Luxembourg to Essen, Germany, on February 23, 2010 and is now a German corporation. The name changes and legal reorganizations were transactions under common control of the owners.

On October 5, 2010 Elster Group SE completed an initial public offering of 18,630,000 American Depository Shares, each American Depository Share representing one-fourth of an ordinary share. Our 2010 Annual Report on Form 20-F provides further information regarding the initial public offering.

The business of Elster Group SE and its subsidiaries (hereinafter referred as the “Company” or “Elster Group”) is the development, manufacturing and distribution of metering solutions for water, gas and electricity, as well as gas utilization and distribution products. The products and services are offered in more than 130 countries for residential, commercial and industrial customers.

2.	Basis of presentation

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) to the extent applicable to interim financial statements. The condensed consolidated interim financial statements reflect all adjustments which are of a normal recurring nature that are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Certain information and disclosures have been condensed or omitted in these condensed consolidated interim financial statements which should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 and accompanying notes thereto which are included in our 2010 Annual Report on Form 20-F.

Operating results and cash flows for interim periods are not indicative of the results and cash flows that may be achieved for the years ending December 31.

Use of estimates and judgments

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the allowances for doubtful accounts and sales returns; reserves for obsolete inventory; useful lives of fixed assets and intangible assets; impairments of goodwill and long lived assets; the valuation and recognition of derivatives, deferred tax assets, and share-based compensation; and provisions for employee benefit obligations, warranties, environmental liabilities, income tax uncertainties and other contingencies.

Estimates and underlying assumptions are reviewed on an ongoing basis.

Basis of consolidation

The accompanying condensed consolidated financial statements include the accounts of Elster Group SE, Essen, Germany, and its subsidiaries.

Elster Group uses the equity method of accounting for its investment in entities if it has significant influence on their operating and financial policies, but no control.

All intercompany balances and transactions have been eliminated.

Foreign currency translation

The condensed consolidated interim financial statements are presented in thousands of U.S. Dollars (“USD” or “$”) which is the reporting currency of Elster Group, except for per share amounts.

Gains and losses from foreign currency transactions are included in other operating income, net. The net foreign exchange gain for the three months ended March 31, 2011 and 2010 was $1,518 and $574, respectively.

Derivative financial instruments

Elster Group enters into foreign currency forward contracts in order to manage currency risks arising from its forecasted foreign currency denominated cash flows. Elster Group enters into these contracts in order to limit future foreign exchange rate risk. Elster Group also enters into interest rate swaps to manage its interest rates on its long-term debt.

Elster Group does not utilize derivative instruments for speculative purposes.

All derivatives are measured at fair value and reported either as current assets, if the fair value is positive, or as current liabilities, if the fair value is negative, on the consolidated balance sheet. All changes in fair value of derivatives are recorded in income unless a derivative is designated as hedging instrument.

Elster Group designates certain foreign currency forward contracts as a hedge of foreign currency denominated cash flows. The effective portion of the change in fair value of those foreign currency derivatives designated in a cash flow hedge is initially recognized in other accumulated comprehensive income and the ineffective portion is recognized in operating income; the balance recorded in other accumulated comprehensive income is subsequently recognized in income in the same period as the hedged item affects income.

Share-based payments

Elster Group has a Long-Term Incentive Plan (“LTIP”) that provides for the award of unvested American Depository Shares, each of which represent one-fourth of an ordinary share, to key employees and non-employee directors. Compensation cost is based on the grant-date fair value of the awards and is recognized, net of estimated forfeitures due to termination of employment, on a straight-line basis over the requisite service period of the award and depending on the evaluation of certain performance conditions. The requisite service period is generally the vesting period stated in the award.

Rembrandt Holdings SA, Luxembourg, the immediate parent and controlling shareholder (“Rembrandt”), sponsored a Management Equity Program (“MEP”) through Nachtwache Metering Management Vermögensverwaltungs GmbH&Co. KG (“Management KG”), an entity which was controlled by Rembrandt. The MEP has granted certain members of senior management of Elster Group share-based payments. The obligation of the parent related to the MEP arrangement was accounted for as a cash-settled plan and remeasured through September 30, 2010, the date of listing in connection with the initial public offering. In connection with the initial public offering, previously unvested awards under the MEP became vested and all grantees are entitled to benefits from the sale of Elster shares rather than a formula value. Accordingly, the date of the initial public offering was the final measurement date for the MEP, aggregate compensation expense was determined based on the fair value of $52 per ordinary share which was derived from the offering price of four American depositary shares representing one ordinary share. We recognized compensation expense for the MEP and a corresponding contribution by the parent in additional paid-in capital within equity because the Company did not make or fund any payments under the MEP. Neither Elster Group nor Rembrandt Holdings SA will obtain a tax benefit from payments made to the Company’s executives under the terms of the MEP.

A summary of total compensation cost for all share based payment awards recognized in general and administrative expense and additional paid-in capital by period is presented below:
	Three Months Ended March 31,
	2011	2010

LTIP compensation cost	$399	$-
MEP compensation cost	-	741
Total compensation cost	$399	$741

Warranty provisions

Elster Group offers warranties on its products. The estimated cost of warranty claims is accrued based on historical and projected product performance trends and costs. Warranty claims are reviewed in order to identify potential warranty trends. If an unusual trend is noted, an additional warranty accrual may be recorded when a failure event is probable and the cost can be reasonably estimated. Management continually evaluates the sufficiency of the warranty provision and makes adjustments when necessary.

The following table presents the change in the warranty provision for the first quarter of 2011 and 2010:
	Three Months Ended March 31,
	2011	2010
	(in thousands)
Beginning balance	$31,564	$34,762
Warranties issued	1,868	706
Utilizations	-2,032	-2,912
Foreign exchange fluctuation	1,026	-1,162
Ending Balance	$32,426	$31,394

3.	Employee termination and exit costs

Elster has restructured some of its operations, in particular the manufacturing processes of certain products. Associated with these restructuring programs were the termination of manufacturing activities and the transfer of these activities to other Elster sites or to outside manufacturing service providers. In certain cases this caused the closure of an entire Elster site. In addition, the restructuring measures included the reduction of headcount and resulted in employee termination benefit costs.

There have not been any new restructuring programs initiated in 2011 but there has been minimal continuation of activities from previously established restructuring programs. The charges for employee termination and exit activities recognized in the statements of operations were as follows:
	Three Months Ended March 31,
	2011	2010
	(in thousands)
Involuntary termination costs	$86	$-1
Outsourcing and relocation costs	26	280
	$112	$279

The following summary presents employee termination and exit costs by segment for the three months ended March 31:
	Gas		Electricity		Water
Three Months Ended March 31,	2011	2010	2011	2010	2011	2010
	(in thousands)
Employee termination and exit costs	$85	$-280	$27	$244	$-	$315

	Total segments		Corporate		Total
	2011	2010	2011	2010	2011	2010
	(in thousands)
Employee termination and exit costs	$112	$279	$-	$-	$112	$279

The credit in the Gas segment for 2010 is related to the reversal of previously recorded restructuring cost for termination benefits at a site in Germany.

The following table presents the change in the restructuring liability for the first quarter of 2011 and 2010:

	Three Months Ended March 31,
	2011	2010
	(in thousands)
Beginning balance	$2,223	$10,768
Accrued	90	273
Payments made	-775	-3,415
Releases	0	-201
Foreign exchange fluctuation	100	-430
Ending balance	$1,638	$6,995
Thereof
Current	1,638	6,173
Noncurrent	0	822

4.	Earnings per share

The following table summarizes the information used to compute earnings per share for the three months ended March 31:
	Three Months Ended March 31,
	2011	2010
Numerator - Basic and Dilutive
Net income (loss) attributable to Elster Group SE	$23,896	$-931
Accretion of dividends on preferred shares	0	-6,286
Net income (loss) attributable to ordinary shareholders - basic and diluted	$23,896	$-7,217

Denominator - Basic and Dilutive

Basic weighted average number of ordinary shares outstanding	28,220,041	16,320,750
Effect of dilutive securities - unvested shares	18,992	0
Diluted weighted average number of ordinary shares outstanding	28,239,033	16,320,750

5.	Inventories

Inventories consist of the following:

	March 31, 2011	December 31, 2010
	(in thousands)
Raw materials	$138,825	$130,456
Work in progress	19,371	17,509
Finished goods	42,331	37,307
	$200,527	$185,272
Reserves	-32,435	-30,723
Inventories	$168,092	$154,549

6.	Property, plant and equipment

Property, plant and equipment, including assets under capital lease, consist of the following as of March 31, 2011 and December 31, 2010:

March 31, 2011	Cost	Accumulated Depreciation	Net
	(in thousands)
Land	$33,328	$324	$33,004
Buildings	62,217	19,947	42,270
Plant and machinery	197,059	97,060	99,999
Other equipment	35,424	12,948	22,476
Construction in Progress	13,324	607	12,717
Property, plant and equipment	$341,352	$130,886	$210,466

December 31, 2010	Cost	Accumulated Depreciation	Net
	(in thousands)
Land	$31,584	$328	$31,256
Buildings	59,139	18,183	40,956
Plant and machinery	186,301	87,282	99,019
Other equipment	32,464	10,758	21,706
Construction in Progress	10,621	659	9,962
Property, plant and equipment	$320,109	$117,210	$202,899

Depreciation expense for the three months ended March 31, 2011 and 2010 was $10,158 and $10,071, respectively.

7.	Goodwill and other intangible assets

Intangible assets consist of the following:
March 31, 2011	Cost	Accumulated Amortization	Net
	(in thousands)
Trade names and brands	$28,690	$9,301	$19,389
Customer related assets	224,630	108,149	116,481
Contract-based intangible assets	60,426	48,245	12,181
Technology-related intangible assets	152,605	86,726	65,879
Other intangible assets	$466,351	$252,421	$213,930
Goodwill	$972,679	$-	$972,679

December 31, 2010	Cost	Accumulated Amortization	Net
	(in thousands)
Trade names and brands	$27,493	$8,817	$18,676
Customer related assets	217,608	99,356	118,252
Contract-based intangible assets	56,913	43,968	12,945
Technology-related intangible assets	146,973	80,440	66,533
Other intangible assets	$448,987	$232,581	$216,406
Goodwill	$936,950	$-	$936,950

Amortization expense for the three months ended March 31, 2011 and 2010 was $10,483 and $11,620, respectively.

The change in goodwill balance from December 31, 2010 to March 31, 2011 is a result of changes in foreign exchange rates.

8.	Pension and other long-term employee benefits

The components of net periodic benefit costs for pension benefit plans for the three months ended March 31, 2011 and 2010 are:

German plans	Three Months Ended March 31,
	2011	2010
	(in thousands)
Service cost	$283	$304
Interest cost	1,249	1,254
Amortization of net gain	-17	-32
Net periodic benefit cost	$1,515	$1,526

Foreign plans	Three Months Ended March 31,
	2011	2010
	(in thousands)
Service cost	$99	$124
Interest cost	963	970
Expected return on plan assets	-948	-849
Amortization of net loss	72	16
Net periodic benefit cost	$186	$261

The components of net periodic benefit costs for other employee benefit plans for the three months ended March 31, 2011 and 2010 are:

German plans	Three Months Ended March 31,
	2011	2010
	(in thousands)
Service cost	$303	$479
Interest cost	81	99
Net periodic benefit cost	$384	$578

Foreign plans	Three Months Ended March 31,
	2011	2010
	(in thousands)
Service cost	$76	$107
Interest cost	298	366
Amortization of prior service cost	-311	-304
Amortization of net gain	-241	-139
Net periodic benefit cost (credit)	$-178	$30

Elster expects to pay $2,595 in contributions to defined benefit plans in 2011. As of March 31, 2011 Elster made contributions of $824.

9.	Changes in Equity and Comprehensive Income (Loss)

	2011			2010
Three Months Ended March 31,	Total equity attributable to Elster Group SE	Noncon- trolling interests	Total equity	Total equity attributable to Elster Group SE	Noncon- trolling interests	Total equity
	(in thousands)
Beginning balance	$640,714	$15,515	$656,229	$416,551	$6,153	$422,704
Share-based compensation arrangement	399	0	399	741	0	741
Dividends paid to noncontrolling interests	0	-6,319	-6,319	0	0	0
Comprehensive income:
Changes in actuarial gains (losses) and past service costs, net of tax effect of $203 and $174 in 2011 and 2010 respectively	-292	0	-292	-283	0	-283
Foreign currency translation adjustments	22,412	-965	21,447	-3,811	-224	-4,035
Change in fair value of cash flow hedges, net of tax effect of $-185 in 2011	428	0	428	0	0	0
Net income (loss)	23,896	979	24,875	-931	436	-495
Total comprehensive income (loss)	$46,444	$14	$46,458	$-5,025	$212	$-4,813
Ending balance	$687,557	$9,210	$696,767	$412,267	$6,365	$418,632

10.	Derivative financial instruments

Certain of Elster Group’s subsidiaries are exposed to changes in foreign currency exchange rates in connection with future payments or balances denominated in foreign currencies. The Group has set forth in a treasury guideline that all of its operations are to use forward currency contracts to manage their currency exposures under the supervision of Elster Group’s treasury department. It is the Group’s policy to enter into forward contracts only to hedge currency risks arising from underlying business transactions. The contracts are either designated as a cash-flow hedging instrument or are not designated. The main currencies in which Elster Group is engaged are USD, GBP and EUR. Depending on the nominal amount of the underlying transactions, foreign currency transactions denominated in other currencies may also be managed through Group treasury.

The notional amount of foreign currency forward contracts not designated for hedge accounting was $25,305 and $34,457 as of March 31, 2011 and December 31, 2010. The change in fair value for these contracts amounted to expense of $-175 and income of $38 during the three months ended March 31, 2011 and 2010, respectively, and was recognized in operating income. The notional amount of foreign currency forward contracts designated for cash flow hedge accounting was $5,400 and $10,250 as of March 31, 2011 and December 31, 2010. The gain recognized in other comprehensive income for the three months ended March 31, 2011 was $428 net of tax of $-185, there were no such contracts designated as a cash flow hedge for the three months ended March 31, 2010.

Elster Group expects to reclassify hedge losses of $229 included in other comprehensive income at March 31, 2011 through income within the next twelve months.

Elster Group subsidiaries, mainly in the Euro zone and in the United States of America, are also exposed to interest rate risks; the variable interest rate exposure is predominantly represented by the Senior Facility Agreement. Elster Group recognizes on its balance sheet a number of interest rate swap agreements used as economic hedges with regard to the Senior Credit Facilities Agreement. However, these interest rate swaps are not designated as hedging instruments. The changes in fair value are recognized within interest expenses. The aggregated notional amount of the interest rate swaps was $700,752 and $672,754 as of March 31, 2011 and December 31, 2010. The change in fair value of all interest rate swaps amounted to a decrease in the liability and credit to interest expense of $6,416 the three months ended March 31, 2011 and an increase in the liability and interest expense of $6,807 during three months ended March 31, 2010.

Embedded derivatives relate to contracts to purchase or sell non-financial assets in a foreign currency other than the currency in which the price of such assets is routinely denominated in international commerce.

11.	Fair value measurements

Fair value measurements are categorized according to a three-tier hierarchy, which prioritizes the inputs used in estimating fair values:

(i)        Level 1 is defined as observable input, such as quoted prices in active markets;

(ii)        Level 2 is defined as inputs other than quoted prices in active markets, that are directly or indirectly observable; and

(iii)       Level 3 is defined as unobservable inputs for which little or no market data exists, and therefore, requires an entity to develop its own assumptions.

The following table discloses the applicable hierarchy of estimates for the Company’s derivative instruments, which are the only financial instruments measured at fair value on a recurring basis:

	Fair values as of March	Fair value measurements using fair value hierarchy
	31, 2011	Level 1	Level 2	Level 3
	(in thousands)
Assets
Foreign currency forward contracts	$349		$349
Embedded derivatives	500		500

Liabilities
Foreign currency forward contracts	$489		$489
Foreign currency forward contracts designated as hedging instruments	229		229
Interest rate swaps	6,587		6,587
Embedded derivatives	948		948

	Fair values as of	Fair value measurements using fair value hierarchy
	December 31, 2010	Level 1	Level 2	Level 3
	(in thousands)
Assets
Foreign currency forward contracts	$247		$247
Embedded derivatives	334		334

Liabilities
Foreign currency forward contracts	$124		$124
Foreign currency forward contracts designated as hedging instruments	608		608
Interest rate swaps	12,466		12,466
Embedded derivatives	533		533

The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign currency forward contracts and embedded derivates as well, the forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rate prevailing at the balance sheet date for the respective currency.

The following table presents the carrying amounts and fair values of Elster Group’s financial instruments:

	March 31, 2011		December 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
	(in thousands)
Cash and cash equivalents	$266,754	$266,754	$216,294	$216,294
Financial assets recognized at cost
Account receivables (without customer contracts)	272,539	272,539	256,764	256,764
Other assets	18,876	18,876	18,382	18,382
Financial assets at fair value
Derivatives recognized at fair value through income	849	849	581	581

Financial liabilities recognized at amortized cost
Accounts payables	224,931	224,931	204,343	204,343
Debt	880,606	880,606	840,069	840,069
Other current and non current liabilities	47,117	47,117	40,066	40,066
Financial liabilities at fair value
Derivatives recognized at fair value through income	8,024	8,024	13,123	13,123
Derivatives designated as hedging instruments	229	229	608	608

The majority of financial assets have short maturities and therefore the fair value does not significantly differ from the carrying amount.

The debt has variable interest rates and therefore the fair value does not significantly differ from the net carrying amount.

12.	Related party disclosures

Elster Group has business relationships with subsidiaries outside the scope of consolidation and other associates that are deemed related parties.

During the three months ended March 31, 2011 and 2010, Elster Group generated revenues with related parties of $10,318 and $13,347. As of March 31, 2011 and December 31, 2010, the Company had receivables due from related parties of $3,590 and $14,197 and payables due to related parties of $61 and $1,170.

13.	Segment reporting

The following table presents revenue and operating results information regarding Elster Group’s operating segments for the three months ended March 31, 2011 and 2010. Segment working capital comprises those balance sheet positions which represent the operating activities of the segment.

Corporate includes activities which are not allocated to any of the operating segments, as well as the effects from consolidation.

	Gas		Electricity		Water
	Mar 2011	Mar 2010	Mar 2011	Mar 2010	Mar 2011	Mar 2010
Consolidated Statements of Operations for the three months ended	(in thousands)
Total revenues	$255,731	$218,195	$99,438	$90,590	$96,391	$93,980
thereof to external customers	255,277	217,244	95,082	87,590	93,524	93,343
thereof to other segments	454	951	4,356	3,000	2,867	637
Segment profit	$64,817	$51,804	$3,681	$6,159	$7,183	$8,537

Consolidated Balance Sheets	Mar 2011	Dec 2010	Mar 2011	Dec 2010	Mar 2011	Dec 2010
Segment working capital	$125,200	$121,384	$55,570	$49,170	$56,462	$61,397

	Total Segments		Corporate and Elimination		Consolidated Totals
	Mar 2011	Mar 2010	Mar 2011	Mar 2010	Mar 2011	Mar 2010
Consolidated Statements of Operations for the three months ended	(in thousands)
Total revenues	$451,560	$402,765	$-7,677	$-4,588	$443,883	$398,177
thereof to external customers	443,883	398,177	0	0	443,883	398,177
thereof to other segments	7,677	4,588	-7,677	-4,588	0	0
Segment profit (loss)	$75,681	$66,500	$-13,472	$-9,002	$62,209	$57,498
Foreign currency exchange effects					1,518	574
Management Equity Programm					0	-741
Expenses for preparation to become a public company					0	-3,296
Employee termination and exit costs					-112	-279
Business process reengineering and reorganisation costs					-835	0
IT project costs					-344	-669
Effects of termination of a distributor					0	-8,982
Depreciation and amortization					-20,641	-21,691
Interest income					639	286
Interest expense					-7,541	-21,740
Income tax expense					-10,018	-1,455
Net income (loss)					$24,875	$-495

Consolidated Balance Sheets	Mar 2011	Dec 2010	Mar 2011	Dec 2010	Mar 2011	Dec 2010
Segment working capital	$237,232	$231,951	$-10,385	$-12,149	$226,847	$219,802

Accounts receivable/payable with associates					-5,501	-3,925
Advanced payments received / less paid					14,981	12,546
Current assets (other than accounts receivable and inventories)					388,338	334,999
Accounts payable					224,931	204,343
Noncurrent assets					1,444,521	1,396,492
Total assets					$2,294,117	$2,164,257

14.	Subsequent Events

On April 21, 2011 Elster Group refinanced all of the outstanding indebtedness under the Senior Facility Agreement (“SFA”) which resulted in the principal repayment of $866.6 million and the termination of the SFA. The funds used to repay the SFA consisted of $109.4 million in available cash, $359.1 million of funds from the issuance of €250 million of senior notes due in April of 2018 (“Senior Notes”), and $398.1 million of funds drawn from a new multicurrency revolving credit and bank guarantee facilities agreement (“New SFA”). The refinancing will result in an estimated second quarter non-cash charge of $10.4 million net of taxes to write-off unamortized debt issuance cost associated with the SFA. We estimate that we will incur refinancing cost of approximately $13 million for the New SFA and $8 million for the Senior Notes which will be capitalized and amortized into interest expense over their respective terms.

The New SFA includes a syndicate of 14 banks and consists of a €450 million multicurrency revolving credit facility and a €140 million multicurrency revolving letter of guarantee facility, each maturing in April 2016. Loans granted under the New SFA will bear interest at a rate equal to an applicable margin plus either EURIBOR, in the case of euro denominated loans, or LIBOR, in the case of other currency denominated loans. The Senior Notes have a coupon rate of 6.25% and interest is paid semi-annually.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our condensed consolidated financial statements and the accompanying notes and other financial information included elsewhere in this Report and our audited annual financial statements and the accompanying notes and other financial information included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, or SEC, on March 10, 2011. We have prepared our condensed consolidated financial statements in accordance with U.S. GAAP.

This discussion contains forward-looking statements. Statements that are not statements of historical fact, including expressions of our beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections. Forward-looking statements are applicable only as of the date they are made and we undertake no obligation to update forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause our actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

During the first three months of 2011, we saw further signs of improved global economic conditions and buoyant markets. These developments resulted in an increased demand by our customers in all of the major regions in which we operate especially in our major markets in Europe and North America as well as in Asia. This led to revenue growth in all segments across all major geographies in the first three months of 2011 compared to the first three months of 2010.

Primarily, our gas segment drove this performance. We experienced an increased demand for our gas metering products across all major geographies in the three months ended March 31, 2011 compared to the three months ended March 31, 2010. Furthermore, our revenues are positively impacted by a higher demand for our gas utilization product portfolio. In particular our industrial end-users in Europe, and to a lesser extent in Asia and North America, increased their capital expenditures.

The improved revenues in our electricity segment were primarily driven by a higher demand in Western and Eastern Europe as well, to a lesser extent, by increased revenues in the Oceania region, resulting from deliveries of our Smart Offerings. This improvement was partly offset by lower revenues in North America.

In our water segment we recorded higher revenues in the first three months of 2011 primarily in Western Europe and Oceania. In Western Europe the demand for our volumetric residential product portfolio and our Smart Offerings increased. In Oceania revenues for residential meters, commercial and industrial (“C&I”) related products and Smart Offerings improved. The revenue increase was partly offset by a decline in revenues in North America and Asia where we recorded considerable project related revenues in the first three months of 2010.

During the first three months of 2011, we continued to benefit from several projects involving our Smart Offerings. We define Smart Offerings to include automated meter reading, or AMR, advanced metering infrastructure, or AMI, and Smart Grid solutions and individual products, components and services for use in the Smart Grid. AMI is a technology that allows two-way communication between the meter and the utility or other parties, while AMR typically enables one-way communication of periodic consumption data from the meter to the utility. In our gas segment, we benefited from the deployment of our residential smart meters, particularly in North America, and our C&I smart meters, particularly in Europe. We continued to deploy our EnergyAxis solutions during the quarter in several countries in the Americas and Oceania for a range of large and mid-sized electricity and multi-utilities. Now, our utility customers have deployed smart meters in more than 90 EnergyAxis systems worldwide.

All of these effects resulted in an aggregate revenue increase of $45.7 million, or 11.5%, from $398.2 million in the first three months of 2010 to $443.9 million in the first three months of 2011. During the first three months of 2011 exchange rates had a minor effect on our revenues. Had we translated our revenues for the first three months of 2011 from our entities that have functional currencies other than the U.S. dollar into dollars using the exchange rates of the first three months of 2010 (which we refer to as a constant currency basis), we would have recorded revenues of $442.0 million, which would have been 11.0% higher than in the first three months of 2010.

Our net income was $24.9 million in the three months ended March 31, 2011, compared to a net loss of $0.5 million in the three months ended March 31, 2010. The net income attributable to Elster Group SE was $23.9 million in the first three months of 2011, compared to a net loss attributable to Elster Group SE of $0.9 million in the first three months of 2010. The increased result benefited from improved revenues coupled with higher gross margin and a better financial result. The gross margin is driven by a shift towards higher-margin products and the negative effect of a write down of inventory in connection with our decision to terminate our relationship with one of our distributors of our electricity segment in the three months ended March 31, 2010. The increased financial result in the three months ended March 31, 2011, is largely driven by the positive changes in the fair value of our interest rate swaps.

Our management monitors our operating performance by analyzing Adjusted EBITDA, which is a non-GAAP financial measure. For a description and reconciliation of Adjusted EBITDA to net income, the closest U.S. GAAP financial measure, see “—Special Note Regarding Non-GAAP Financial Measures.” Our Adjusted EBITDA increased by $4.7 million, or 8.2%, from $57.5 million in the three months ended March 31, 2010 to $62.2 million in the three months ended March 31, 2011. This increase was primarily due to our gas segment, where we improved revenues supported by a shift towards higher-margin products, higher capacity utilization and a solid cost control. On a constant currency basis, our Adjusted EBITDA increased by 8.3%.

Backlog and Total Contracted Future Revenues

In the first three months of 2011, we booked new orders of $510.9 million into our backlog, which we refer to as new order intake. This was up $80.6 million, or 18.7%, from the $430.3 million new order intake in the three months ended March 31, 2010. New order intake increased considerably in our gas and electricity segment compared to the prior year period. New order intake in our water segment was below the prior year period as last year’s figure included several projects that we finalized in 2010. On a constant currency basis, our new order intake increased by $77.0 million, or 17.9%, in the first quarter of 2011 compared to the first quarter of 2010.

We define our total order backlog as open purchase orders across the entire company. Our total order backlog as of March 31, 2011 was $522.7 million, compared to $478.8 million as of March 31, 2010. We define our total contracted future revenues as our total order backlog plus additional contract revenues under awarded contracts with an initial value of $500,000 or more. Additional contract revenues represent contracted deliverables for which orders have not yet been placed (and therefore do not include anything that we define as backlog). At March 31, 2011, our total contracted future revenues were more than $1,050 million compared to approximately $755 million at the end of the first quarter of 2010. While part of this increase was due to the higher total order backlog, the majority of the increase was driven by higher additional contract revenues in our gas segment, which was in particular driven by awarded contracts for gas utilization products. During the first quarter of 2011, we included orders that we expect under several of our existing framework contracts for our gas utilization products in the short-term and particularly in the mid-term. In total, we saw increases of our total contracted future revenues across all business segments.

We cannot predict how many purchase orders will ultimately be placed under these awarded contracts.

Results of Operations

Three Months Ended March 31, 2011 compared to Three Months Ended March 31, 2010

Revenues.  The following table presents data on our revenues for the periods indicated:

	Three Months Ended March 31,
	2011	2010
	(in $ millions)
Revenues	443.9	398.2

Our revenues increased by $45.7 million, or 11.5%, to $443.9 million in the three months ended March 31, 2011 compared to revenues of $398.2 million in the three months ended March 31, 2010. On a constant currency basis, our revenues increased by 11.0%.

Our business has typically been impacted by the level of regional economic growth in the markets in which we operate. In the first quarter of 2011, we benefited from the ongoing stabilization of confidence in economic recovery and the increasingly positive trends in certain markets in which we operate. This led to an increased demand for our products and services in numerous countries in Europe and in the United States as well as in Asia, Latin America and Oceania. Demand increased in each of our three segments and was most pronounced in our gas segment.

In the three months ended March 31, 2011, revenues in our gas segment increased by $37.5 million, or 17.2%, to $255.7 million compared to $218.2 million in the three months ended March 31, 2010. On a constant currency basis, revenues in our gas segment increased by 17.6%. This increase was driven primarily by a strong performance in Western Europe and, to a lesser extent, North America and other markets. In our electricity segment, revenues increased by $8.8 million, or 9.7%, from $90.6 million to $99.4 million. Even though revenues from our electricity segment increased slightly in the United States, we still faced extended customer evaluation periods of our US electricity customers. We saw somewhat positive market conditions that led to higher revenues in certain European markets as well as in Oceania and Latin America. On a constant currency basis, revenues in our electricity segment increased by 8.7%. Revenues from our water segment increased by $2.4 million, or 2.6%, from $94.0 million to $96.4 million. Positive trends in Europe and Oceania were partially offset by lower revenues in North America and Asia due to lower project volume shipments. On a constant currency basis, revenues in our water segment increased by 0.6%.

For more information on our revenue development and trends, see “—Results of Operations by Segment in the Three Months Ended March 31, 2011 compared to the Three Months Ended March 31, 2010.”

Cost of revenues.  The following table sets forth our cost of revenues, gross profit and related data for the periods indicated.

	Three Months Ended March 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Cost of revenues	297.4	67.0	281.0	70.6
Gross profit	146.5	33.0	117.1	29.4

Our cost of revenues increased by $16.4 million, or 5.8%, in the first three months of 2011 compared to the three months ended March 31, 2010. This increase was primarily due to higher revenues. Our gross profit as a percentage of revenues increased to 33.0% in the first three months of 2011 from 29.4% in the prior year period. Several factors combined to drive this development in gross margins:

•
We benefited from a shift in product mix towards higher margin products, in particular higher margin gas utilization and commercial and industrial products. A shift in mix towards higher margin gas products in relation to electricity and water products as compared to the prior year period positively impacted our overall margin as well.

•
Furthermore, the three months ended March 31, 2010 were negatively affected by a write down of inventory in connection with our decision to terminate our relationship with one of our distributors of our electricity segment. The net impact on gross profit was $8.4 million in the first three months of 2010.

Selling expenses.  The following table sets forth information on our selling expenses for the periods indicated.

	Three Months Ended March 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Selling expenses	44.1	9.9	40.1	10.1

Selling expenses increased by $4.0 million, or 10.0%, in the first three months of 2011 compared to the prior year period. Selling expenses expressed as a percentage of revenues, however, declined slightly to 9.9% from 10.1% in the prior year. Selling expenses increased due to an expansion of our sales force that supports our key account and opportunity management teams in marketing our Smart Offerings, particularly in North America and Europe. Higher shipping and handling costs and travel expenses also contributed to this increase. The increase was partly offset by lower commissions notwithstanding higher sales, driven by a change in the country mix of our revenues.

General and administrative expenses.  The following table sets forth information on our general and administrative expenses for the periods indicated.

	Three Months Ended March 31,
	2011		2010
	in millions	% of revenues	in millions	% of revenues
Management Equity Program	$-	-	$0.7	0.2
Other general and administrative expenses	37.1	8.4	35.8	9.0
Total general and administrative expenses	$37.1	8.4	$36.5	9.2

Our general and administrative expenses increased slightly by $0.6 million, or 1.6%, to $37.1 million in the first three months of 2011. This increase was mainly due to increased headcount and increased bonus expenses. Furthermore, we incurred additional costs associated with being a public company as a result of our initial public offering which we completed in October 2010. These higher costs were partially offset by lower consultancy costs in the first three months of 2011.

In the first three months of 2010, we recorded a non-cash expense of $0.7 million related to the Management Equity Program (“MEP”). Until our initial public offering (“IPO”), we recognized compensation expense (or income) relating to the MEP in general and administrative expenses. This expense (or income) was determined by a reference to a formula-based valuation of the shares in our company under the MEP. Since the completion of our IPO, we are no longer required to recognize any charges or income related to the MEP. With the completion of our IPO, a Long-Term Incentive Plan (“LTIP”) was implemented which provides for the award of unvested American Depositary Shares, each of which represent one-fourth of an ordinary share, to key employees and non-employee directors. Expenses related to the LTIP were about $0.4 million in the three months ended March 2011 and are included in other general and administrative expenses.

Research and development expenses.  The following table sets forth information on our research and development expenses for the periods indicated.

	Three Months Ended March 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Research and development expenses	26.2	5.9	20.7	5.2

Our research and development expenses increased by $5.5 million, or 26.6%, in the first three months of 2011 as compared to the prior year period. This increase was driven by all of our three business segments as we increased our headcount in the research and development departments, as well as our use of external services, including engineering consultants and research institutes, particularly in connection with our development of Smart Offerings.

Other operating income (expense), net. The following table sets forth information on other operating income (expense), net for the periods indicated.

	Three Months Ended March 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Other operating income (expense), net	1.6	0.4	2.0	0.5

The decrease in other operating income by $0.4 million in the three months ended March 31, 2011, compared with the corresponding period in 2010 is mainly due to lower miscellaneous income. This was partly offset by higher currency gains of $1.5 million in the three months ended March 31, 2011 compared to gains of $0.6 million in the three months ended March 31, 2010.

Interest expense, net.  The following table sets forth information on interest expense, net for the periods indicated.

	Three Months Ended March 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Interest expense, net	6.9	1.6	21.5	5.4

Interest expense, net decreased by $14.6 million, or 67.9%, from $21.5 million in the first three months of 2010 to $6.9 million in the first three months of 2011. This decrease resulted mainly from positive changes in the fair value of our interest rate swaps.

 Other income, net.  The following tables set forth information on other income, net for the periods indicated.

	Three Months Ended March 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Other income, net	1.1	0.2	0.5	0.1

Other income, net includes miscellaneous income, such as income from equity accounted investees and dividends from investments, and expenses not associated with other functional areas.

Income tax expense.  The following tables set forth information on our income tax expense for the periods indicated.

	Three Months Ended March 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Income tax expense	10.0	2.3	1.5	0.4

Our income tax expense increased by $8.5 million to $10.0 million in the three months ended March 31, 2011, compared to the corresponding period in 2010, primarily a result of higher income from continuing operations.

Net income.  The following table sets forth information on net income for the periods indicated.

	Three Months Ended March 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Net income (loss)	24.9	5.6	-0.5	-0.1

We recognized net income of $24.9 million in the three months ended March 31, 2011, compared to net loss of $0.5 million in the prior year period.

Adjusted EBITDA. The following table sets forth information on our Adjusted EBITDA for the periods indicated. Adjusted EBITDA is a non-GAAP financial measure. It is based on the profitability measure defined in our Senior Facilities Agreement, and we use this measure for many purposes in managing and directing our company. It is not, however, a substitute for net income or any other measure calculated in accordance with U.S. GAAP. We present a reconciliation of Adjusted EBITDA to net income, together with other important disclosure, below under “—Special Note Regarding Non-GAAP Financial Measures.”

	Three Months Ended March 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Adjusted EBITDA	62.2	14.0	57.5	14.4

Our Adjusted EBITDA increased by $4.7 million, or 8.2%, from $57.5 million in the three months ended March 31, 2010 to $62.2 million in the three months ended March 31, 2011. On a constant currency basis, our Adjusted EBITDA increased by 8.3% to $62.3 million in the first three months of 2011. This increase was primarily driven by higher revenues, higher gross profit and a favorable product mix in our gas segment as well as a higher portion of revenues from our gas segment. Adjusted EBITDA was negatively impacted as we incurred additional costs associated with our research and development and with being a public company as a result of our IPO which we completed in October 2010.

Our Adjusted EBITDA is equal to our consolidated segment profit as shown in our segment results appearing below.

Results of Operations by Segment in the Three Months Ended March 31, 2011 compared to the Three Months Ended March 31, 2010.

The following table sets forth operating data and segment profit for each of our three segments, gas, electricity and water.

	Gas		Electricity		Water
	Three Months Ended March 31,
	2011	2010	2011	2010	2011	2010
	(in millions)
Total revenues	$255.7	$218.2	$99.4	$90.6	$96.4	$94.0
thereof to external customers	255.3	217.2	95.1	87.6	93.5	93.3
thereof to other segments	0.5	1.0	4.4	3.0	2.9	0.6
Segment profit	$64.8	$51.8	$3.7	$6.2	$7.2	$8.5

We prepare our segment reporting in accordance with U.S. GAAP and report our segment profitability based on our internal reporting methodology for managing our segments, assessing their results internally and allocating our internal resources. This methodology may be different than those of other companies, and you should consider this in making any comparisons with other companies. For further information regarding our segment results, see Note 13 to our condensed consolidated financial statements included elsewhere in this Report.

We assess the performance of our segments using the measure “segment profit.” In determining segment profit, our management either adjusts for a number of items that it believes have little or no bearing on the day-to-day operating performance of our business segments or does not allocate those items to the segments. These include the categories of items that we describe in more detail under “Item 5. Operating and Financial Review and Prospects— Historical Factors Affecting Our Recent Results” of our Annual Report on Form 20-F filed with the SEC on March 10, 2011.

The adjustments made to determine segment profit correlate to the adjustments we make to net income when we calculate Adjusted EBITDA on a consolidated basis based on the definition in the Senior Facilities Agreement. We have used this measure of segment profitability due to the importance to our company of the financial covenants in the Senior Facilities Agreement. Our group management has therefore required the segments to manage their operating businesses with the financial covenants in mind. In addition, group management assumes the responsibility from an initial accountability point of view for those non-operating and other matters that it believes are more appropriately attributable to the group function. We believe this has assisted us in achieving consistency across our Group on these matters while simplifying the monitoring of their effects on our financial covenants.

Gas

Revenues. In the first three months of 2011, the revenues of our gas segment increased by $37.5 million, or 17.2%, to $255.7 million from $218.2 million in the first three months of 2010. On a constant currency basis, our revenues increased by 17.6%.

The increase in our revenues in the first quarter of 2011 compared to the first quarter of 2010 was driven primarily by the improving global economic environment and buoyant markets. Revenues were significantly higher in most major markets, particularly in Western Europe and, to a lesser extent, in North America. Continued strong performance of all main product lines from the gas utilization product portfolio contributed to the results, as these products benefited from a higher demand of our customers from our process heat and heat-control systems in the first three months of 2011 due to the more favorable economic environment. In particular, revenues for our heating products in the three months ended March 31, 2011, was ahead of the three months ended March 31, 2010 due to a higher demand for our residential utilization products.

Demand for most gas metering products also improved in the first three months of 2011. We had particular strength in C&I gas meters, electronic products and related services as the economic conditions continue to improve in most major markets within Europe in the first quarter of 2011.

North American markets also contributed to the revenue improvement. In the first quarter of 2011, we increased our revenues for residential meters in our gas segment, particularly through the combination of third-party AMR communication modules with our own meters. Demand for our gas distribution products in most of our product lines improved modestly driven by increased demand versus prior-year levels, which was complemented by increased demand for our regulator products.

Segment profit. Our gas segment profit increased by $13.0 million, or 25.1% from $51.8 million in the first three months of 2010 to $64.8 million in the first three months of 2011. The segment profit margin increased by 1.6 percentage points from 23.7% in the three months ended March 31, 2010 to 25.3% in the three months ended March 31, 2011. On a constant currency basis, our gas segment profit increased by 25.9%.

The profit increase was driven primarily by the increase in revenues and also by a shift towards higher-margin products, higher capacity utilization and our Continuous Improvement Program. Our cost control program helped maintain fairly static year-over-year selling and distribution expenses and general and administrative expenses, which, with improved revenues, also contributed to improved profitability. However, this was partly offset by increased expenses for additional headcount, primarily in manufacturing and R&D. Increased product demand and our ongoing investments in new products were the primary drivers of the headcount increase. Gas segment profit also was partially offset by increased R&D expenses compared to the first three months of 2010, as we continued to focus on the development of new products, particularly for our Smart Offerings.

Profit in our gas segment includes $1.7 million in income from participations from segments of the Elster Group other than the gas segment in the first quarter of 2011, which decreased from $3.8 million in the same period of 2010.

Electricity

Revenues. In the three months ended March 31, 2011, the revenues of our electricity segment increased by $8.8 million, or 9.7%, from $90.6 million in the three months ended March 31, 2010 to $99.4 million. On a constant currency basis, our revenues increased by 8.7%.

This increase in revenues is mainly attributable to higher revenues in Europe in the first quarter 2011. The improved economic environment led to increased investments in the electric metering infrastructure in both Western and Eastern Europe, particularly for C&I Smart Offerings. To a lesser extent our electricity segment revenues were positively affected by increased sales in the Oceania region, resulting from deliveries of our Smart Offerings. In addition, continued good opportunities in Latin America contributed to our higher revenues in the electricity segment.

This increase was partly offset by lower revenues in North America. We finalized major projects in 2010 and were not able to completely replace these revenues in the first quarter of 2011. Towards the end of 2010, we observed that some of our customers in North America were moving more deliberately with their evaluation processes for Smart Grid projects, creating a longer sales cycle and therefore affecting our revenues in the first quarter 2011. Nevertheless we are seeing an increase in the activities of our sales pipeline resulting in a considerable higher order backlog for this region compared to the first quarter of 2010.

Segment profit. Our segment profit in electricity decreased by $2.5 million, or 40.3%, from $6.2 million in the first three months of 2010 to $3.7 million in the three months ended March 31, 2011. The segment profit margin decreased by 3.1 percentage points from 6.8% in the three months ended March 31, 2010 to 3.7% in the three months ended March 31, 2011. On a constant currency basis, our segment profit decreased by 40.3% compared to the three months ended March 31, 2011.

Segment profit of the electricity segment decreased as we continued to expand our sales force focused on marketing our Smart Offerings particularly in Europe and North America. Additionally ongoing investments in new products including further upgrades of our EnergyAxis system as well as new variants of our Apollo meter with different communication modules for use in residential smart metering systems, resulted in higher R&D expenses. To a lesser extent, segment profit was negatively affected by an expansion of our production capabilities.

Water

Revenues.  In the three months ended March 31, 2011, the revenues of the water segment increased by $2.4 million, or 2.6%, to $96.4 million from $94.0 million in the first three months of 2010. On a constant currency basis, our revenues in the water segment increased by 0.6%.

We recorded higher revenues mainly in Western Europe, particularly for our volumetric residential product portfolio, where the investments by the utilities grew. In Western Europe, we also benefited from increased revenues from our Smart Offerings. Our revenues in Oceania were positively impacted by the higher demand for our residential meters, C&I related products and Smart Offerings. By contrast, in North America and Asia, we recorded lower revenues as we did not repeat the considerable project related revenues which we recorded in the first three months of 2010.

Segment profit.  The segment profit in our water segment decreased by $1.3 million, or 15.3%, from $8.5 million in the first three months of 2010 to $7.2 million in the three months ended March 31, 2011. The segment profit margin decreased by 1.5 percentage points, from 9.0% in the first three months of 2010 to 7.5% in the three months ended March 31, 2011. On a constant currency basis, our water segment profit decreased by 17.6% to $7.0 million.

The decrease in segment profit was largely a result of a less favorable product and customer mix in the three months ended March 31, 2011 compared to the three months ended March 31, 2010. Some of our major markets recorded slightly higher average prices, which, however, could not fully compensate for the raw material price increases. Prices in Latin America remained under pressure due to intense competition. Moreover, we further invested in R&D activities, enhancing our smart meter water solutions, polymer metering product offering and product portfolio for the Latin American markets.

Special Note Regarding Non-GAAP Financial Measures

A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We use and disclose the non-GAAP financial measures Adjusted EBITDA and Net income before amortization of PPA. These measures are described below. We also use and disclose the non-GAAP financial measure free cash flow. We describe free cash flow below under “—Liquidity and Capital Resources—Free Cash Flow.”

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA for the periods indicated.

	Three Months Ended March 31,
	2011	2010
	(in millions)
Net income (loss)	$24.9	$-0.5
Income tax expense	10.0	1.5
Interest expense	6.9	21.5
Depreciation and amortization	20.6	21.7
Foreign currency exchange effects	-1.5	-0.6
Management equity program	0.0	0.7
Expenses for preparation to become a public company	0.0	3.3
Employee termination and exit costs	0.1	0.3
Business process reengineering and reorganization costs	0.8	0.0
IT project costs	0.3	0.7
Effects of termination of a distributor	0.0	9.0
Adjusted EBITDA	$62.2	$57.5

The following table sets forth a reconciliation of net cash flows from operating activities to Adjusted EBITDA for the periods indicated.

	Three Months Ended March 31,
	2011	2010
	(in millions)
Net cash flow from operating activities	$47.2	$5.6
Income taxes paid	5.9	4.1
Interest paid	4.2	0.5
Dividends from equity method investees, net of equity in earnings	-1.6	0.0
Expenses for preparation to become a public company	0.0	3.3
Employee termination and exit costs	0.1	0.3
Business process reengineering and reorganization costs	0.8	0.0
IT project costs	0.3	0.7
Increase (decrease) in all other assets and liabilities, net	5.3	43.0
Adjusted EBITDA	$62.2	$57.5

Management's Uses of Adjusted EBITDA

Adjusted EBITDA on a consolidated basis is important in analyzing our liquidity, financial condition and operational flexibility because our Senior Facilities Agreement contains financial covenants that are determined based on Adjusted EBITDA. These covenants are a material term of this agreement, and the agreement is material to us because it governs substantially all of our debt, which in turn represents a substantial portion of our capitalization. Non-compliance with the financial covenants under our Senior Facilities Agreement—our maximum total leverage ratio and our minimum interest coverage ratio, in particular—could result in the lenders' requiring us to immediately repay all amounts borrowed. In addition, the interest rate on some of the indebtedness we have drawn under the Senior Facilities Agreement is dependent on the leverage ratio calculated under the Senior Facilities Agreement, which is based on Adjusted EBITDA. Accordingly, in managing our business on a day-to-day basis, we take into account as an important driver in our decision making the effects of the alternatives open to us on our Adjusted EBITDA as calculated under the terms of our major financing facility.

We use Adjusted EBITDA on a consolidated basis to assess our operating performance. We believe this financial measure on a consolidated basis is helpful in highlighting trends in our overall business because the items excluded in calculating Adjusted EBITDA have little or no bearing on our day-to-day operating performance. In addition, our management, in assessing our company in the periods since its acquisition, has used this measure based on its view that it is a useful indicator of our operating performance. We also use Adjusted EBITDA on a consolidated basis as a liquidity measure. It is also important for us in projecting our interest expense.

Adjusted EBITDA, which is referred to in the Senior Facilities Agreement, as “Consolidated EBITDA,” is defined in the Senior Facilities Agreement as consolidated profits of the Elster Group from ordinary activities before taxation:

•
before taking into account any accrued interest, commission, fees, discounts and other finance payments incurred or payable by or owed to any member of the Elster Group in respect of financial indebtedness;

•
after deducting the amount of any profit of any member of the Elster Group that is attributable to minority interests or the interests of any shareholder of or, as the case may be, partner in such member of the Elster Group who is not a member of the Elster Group;

•
after taking into account any exchange gains and losses on operational trading and hedges relating to these items, but not taking into account any other realized and unrealized exchange gains and losses (including those arising on translation of currency debt);

•	before taking into account any gain or loss arising from an upward or downward revaluation of any asset or on the disposal of an asset;

•	plus any loss on any one-off or non-recurring items;

•	minus any gain on any one-off or non-recurring items;

•	before deducting reorganization and litigation costs that are incurred and included in the base case model and any additional permitted reorganization;

•
before deducting any fees, costs, expenses and taxes incurred in connection with the preparation of the finance documents, including the Senior Facilities Agreement, as well shareholders' agreements and other documents relating to the acquisition of Ruhrgas Industries GmbH;

•	before deducting non-cash pension costs (including service costs and pension interest costs) but after deducting cash pension costs (we do not make this adjustment under U.S. GAAP);

•
plus any fees, costs or charges of a non-recurring nature related to any equity offering, investments, acquisitions or financial indebtedness permitted under the finance documents (and whether or not successful); and

•	plus any management fees paid to funds advised by CVC and holding company costs where permitted to be paid under the finance documents,

in each case, to the extent added, deducted or taken into account, as the case may be, for the purposes of determining profits of the Elster Group from ordinary activities before taxation, plus the consolidated depreciation and amortization of the Elster Group and any impairment costs of the Elster Group.

With respect to permitted acquisitions under the Senior Facilities Agreement, we include Adjusted EBITDA for such entities in calculating our pro forma Adjusted EBITDA for purposes of that agreement. The adjustments made to income from continuing operations before income taxes of such entities directly correlate to the adjustments to net income in calculating Adjusted EBITDA on a consolidated basis pursuant to the Senior Facilities Agreement.

“Consolidated EBITDA,” as defined in the Senior Facilities Agreement, differs from the measure of Adjusted EBITDA we have disclosed in a way we believe is immaterial. The differences are that the Senior Facilities Agreement allows us to calculate this measure before deducting certain non-cash pension costs, which we do take into account when we calculate Adjusted EBITDA we disclose in this Report and that the Senior Facilities Agreement excludes the modest amount of dividends we receive from companies in which we hold minority interests, including those we account for using the equity method, which we do not exclude when we calculate the measure of Adjusted EBITDA we disclose in this Report. The companies concerned are distributors through which we sell our products and in which we own minority interests in support of their functions, and we believe that it is relevant to assessing the performance of our business to include the dividends that these companies pay in the measure of Adjusted EBITDA we use for assessing performance. Due to the immateriality of the difference between this measure of Adjusted EBITDA and the Senior Credit Facilities definition, we do not differentiate between them in this discussion.

We also use a measure equal to Adjusted EBITDA on a segment basis as the primary measure used by our chief operating decision maker to evaluate the ongoing performance of our business segments. On a segment basis, we define segment profits as earnings of a segment before income taxes, interest expense and depreciation and amortization, as well as certain gains and losses, and other income and expense items determined by our senior management to have little or no bearing on the day-to-day operating performance of our business segments. The adjustments made to earnings of a segment before income taxes, interest expense and depreciation and amortization correlate with the adjustments made to net income in calculating Adjusted EBITDA on a consolidated basis pursuant to the Senior Facilities Agreement.

Limitations of Adjusted EBITDA

While Adjusted EBITDA is an important financial measure for our management, it has inherent limitations as an analytical tool, and you should not view it in isolation. Most importantly, it is not a substitute for the U.S. GAAP measures of earnings and cash flows, which are net income (loss) and cash flows from operating activities. Material limitations associated with making the adjustments to our earnings and cash flows to calculate Adjusted EBITDA, and using this non-GAAP financial measure as compared to the most directly comparable U.S. GAAP financial measures, include:

•
the cash portion of our net interest expense, our income tax benefit or provision and our restructuring charges, as well as the charges related to our IPO, and the other items for which we make adjustments in calculating Adjusted EBITDA, generally represent charges or gains that may significantly affect funds available to use in our operating, investing and financing activities;

•
foreign exchange gains (losses), although not immediately affecting cash when recorded, may affect the amount of funds we receive from our customers or the amount of funds we need to pay our suppliers or service our debt because we expect foreign currency effects to continue in the future; and

•
depreciation, amortization, and impairment charges, though not directly affecting our current cash position, represent the wear and tear and/or reduction in value of the plant, equipment and intangible assets which permit us to manufacture and/or market our products. These non-cash items may nevertheless be indicative of future needs for capital expenditures, for development or acquisition of intangible assets or for an understanding of relevant trends causing asset value changes.

You may find any one or all of these items important in evaluating our performance, results of operations, financial position and liquidity, and we recommend that you consider them. Our management compensates for the limitations of its use of Adjusted EBITDA by using it as a supplement to our U.S. GAAP results to provide us with a more complete understanding of the separate factors and trends affecting our business, and to manage the business as efficiently as possible within the framework of our material financing arrangements.

Adjusted EBITDA is not an alternative to net income (loss), or cash flows from operating activities, each as calculated and presented in accordance with U.S. GAAP. You should not rely on Adjusted EBITDA as a substitute for any of these U.S. GAAP financial measures. We strongly urge you to review the above reconciliations of Adjusted EBITDA to the closest U.S. GAAP financial measures and other financial information. We also strongly urge you not to rely on any single financial measure to evaluate our business but instead to form your view on our business with reference to our consolidated financial statements included elsewhere in this Report and the other information we present in this Report.

Net Income (Loss) Before Amortization of PPA

We define net income (loss) before amortization of purchase price allocation (PPA) as net income (loss) excluding the expenses associated with the amortization of that portion of our intangible assets that comprises the allocation of the purchase price we paid in our business acquisitions in excess of the previous carrying amount of the intangible assets before the acquisition occurred. We refer to the adjusted expense as amortization before PPA. We also present this amortization measure net of the income tax effects related to that amortization before PPA. We believe that this non-GAAP financial measure is useful to management, investors and financial analysts in assessing our company's operating performance because it excludes the effect of the non-cash expenses that are related solely to the allocation of purchase prices paid in business acquisitions to those intangible assets acquired in connection with these business acquisitions. Fair values for these balance sheet items are determined as of the time of an acquisition and then amortized over their respective useful lives, which generally cannot be changed or influenced by management after the acquisition. By excluding these amortization expenses and the related income tax effects, we believe that it is easier for our management, investors and financial analysts to compare our financial results over multiple periods and analyze trends in our operations. For example, expenses related to amortization of intangible assets are now decreasing, but the positive effect of this decrease on our net income (loss) is not necessarily reflective of the operations of our businesses.

There are important limitations related to the use of net income (loss) before amortization of PPA instead of net income (loss) calculated in accordance with U.S. GAAP. For example, net income (loss) before amortization of PPA excludes a cost that is recurring, which is the amortization charge on the allocated assets. Additionally, the amortization expenses that we exclude in our calculation of net income (loss) before amortization of PPA may differ from the expenses that our peer companies exclude when they report the results of their operations because they relate to the acquisition in which we engaged. You may find amortization on purchase price allocations to be important in evaluating our performance, results of our operations and financial position, and we encourage you to consider it. Net income (loss) before amortization of PPA is not an alternative to net income or net loss as calculated and presented in accordance with U.S. GAAP. We urge you not to rely on any single financial measure to evaluate our business but instead to form your view on our business with reference to our condensed consolidated statements included elsewhere in this Report and the other information we present in this Report.

	Three Months Ended March 31,
	2011	2010
	(in millions)
Net income (loss)	$24.9	$-0.5
Amortization of purchase price allocation	7.6	8.5
Less: income taxes on amortization of purchase price allocation	-2.5	-2.8
Net income before amortization of PPA	$30.0	$5.2

Liquidity and Capital Resources

We derive most of our liquidity from cash flows from operations and borrowings under our Senior Facilities Agreement. Our cash flows can be volatile and are sensitive to various factors including changes in working capital and the timing and magnitude of capital expenditures and payments on our indebtedness.

Cash Flows

	Three Months Ended March 31,
	2011	2010
	(in millions)
Cash flows from operating activities	$47.2	$5.6
Net cash flow used in investing activities	-10.1	-8.5
Net cash flow from financing activities	0.8	18.0

Effect of exchange rate fluctuations on cash held	12.5	-1.1
Cash and cash equivalents at the end of the period	266.8	89.5

Three Months Ended March 31, 2011 Compared to the Three Months Ended March 31, 2010

We recognized an operating cash inflow of $47.2 million in the first three months of 2011, as compared to an operating cash inflow of $5.6 million in the first three months of 2010. The key drivers of the change were primarily higher revenues at improved gross margins. A decrease in working capital compared to the three months ended March 31, 2010 contributed to the higher operating cash flow as well.

In the three months ended March 31, 2011, we recognized a net cash outflow of $10.1 million for investing activities, compared to an $8.5 million net cash outflow in the three months ended March 31, 2010. The outflows in the first three months of 2011 are to a significant extent attributable to replacement costs related to our production equipment, enhancement and expansion of production capabilities for Smart Offerings and the ordinary-course purchase of new computer software licenses for workstations and servers across our group.

Our cash inflow from financing activities was $0.8 million in the three months ended March 31, 2011, as compared to an inflow of $18.0 million in the three months ended March 31, 2010. Proceeds from our bank borrowings which were to a certain amount offset by dividends we paid to noncontrolling interests drove the cash flow from financing activities in the first three months of 2011. The cash inflow from financing activities in the first three month of the prior year was considerably higher because the proceeds from our bank borrowings exceeded the repayments.

During the three months ended March 31, 2011, our cash and cash equivalents increased by $50.5 million to $266.8 million at March 31, 2011. This increase was mainly caused by the cash flows from operating activities of $47.2 million we generated and mostly kept in the company. Furthermore, the effect of exchange rate fluctuations on cash held had a positive impact on our cash and cash equivalents. At December 31, 2010, we had cash and cash equivalents of $216.3 million.

Free Cash Flow

We define free cash flow as cash flows from operating activities less purchases of property, plant and equipment and intangible assets. Free cash flow is not defined under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under SEC rules, “free cash flow” is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any U.S. GAAP financial measure. There are important limitations related to the use of free cash flow instead of cash flows from operating activities calculated in accordance with U.S. GAAP.

We believe the most comparable U.S. GAAP measure to free cash flow is cash flows from operating activities. We report free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. It is not intended to represent residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. We urge you not to rely on any single financial measure to evaluate our business but instead to form your view on our business with reference to our condensed consolidated financial statements included elsewhere in this Report and the other information we present in this Report.

Free cash flow is determined as follows from our condensed consolidated statements of cash flows:

	Three Months Ended March 31,
	2011	2010
	(in millions)
Cash flows from operating activities	$47.2	$5.6
Purchases of property, plant and equipment and intangible assets	10.9	9.2
Free cash flow	$36.3	$-3.6

Refinancing

On April 21, 2011, the Group refinanced all of its outstanding senior indebtedness under the Senior Facility Agreement with cash on hand ($109.4 million), the net proceeds from the issuance of €250 million aggregate principal amount of senior notes due 2018 (the “Senior Notes”) ($359.1 million) and amounts drawn ($398.1 million) under a new multicurrency revolving credit and bank guarantees facilities agreement (the “New SFA”).

The Senior Notes were issued by our finance subsidiary Elster Finance B.V. and are guaranteed by our company and those of its subsidiaries that are guarantors under the New SFA and are unsecured. The Senior Notes have a coupon of 6.25% per annum, payable semi-annually, and may be redeemed by us prior to maturity at specified redemption prices or upon certain changes in withholding taxes. The Senior Notes contain a number of covenants that restrict the Group’s ability to among other things:

•	issue or incur additional debt;

•
declare or pay any dividends on or make any distribution on our capital stock, purchase or redeem any shares of our capital stock and make certain investments (we may make such restricted payments, among other things, out of up to 50% of the consolidated adjusted net income we generate from January 1, 2011, if we are not in default under the Senior Notes and our fixed charge coverage ratio is higher than 2:1 at such time);

•	enter into certain non-arm’s length transactions with affiliates;

•	grant liens on our assets unless the Senior Notes are also secured by such assets;

•	dispose of assets;

•	impose restrictions on the ability of subsidiaries to pay dividends to make other payments; and

•	consolidate or merge with or into another entity or sell, transfer, lease or otherwise dispose of all or substantially of the properties and assets of our company.

The terms of the Senior Notes will require us, in the event of a change of control of our company, to make an offer to each holder of the Senior Notes to repurchase all or any part of such holder’s Senior Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. A change of control will occur, among other things, if a person or group (other than investment funds (or persons controlled by such funds, including Rembrandt) advised by CVC Capital Partners) becomes the beneficial owner of more than 50% of the voting power in our company.

The Senior Notes include customary events of default, including certain cross acceleration and cross payment defaults, the occurrence of which would enable the holders to declare the Senior Notes due and payable.

The refinancing will result in an estimated second quarter non-cash charge of $10.4 million net of taxes to write-off unamortized debt issuance cost associated with the SFA. We estimate that we will incur refinancing cost of approximately $13 million for the New SFA and $8 million for the Senior Notes which will be capitalized and amortized into interest expense over their respective terms.

The New SFA was provided by a syndicate of 14 banks and consists of a €450 million multicurrency revolving credit facility and a €140 million multicurrency revolving letter of guarantee facility, each maturing in April 2016. For further information concerning our new SFA, please see the press release we issued on April 8, 2011.

Legal Proceedings

From time to time, we and our subsidiaries are involved in litigation in the ordinary course of our business activities. Currently, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware), which may have, or have had in the recent past, significant effects on our financial condition or profitability. For further information on asbestos cases, please see the “Item 8. Financial information—Legal Proceedings” of our Annual Report on Form 20-F dated March 10, 2011, filed with the SEC. There have been no material changes to the cases as disclosed in this Annual Report.

Risk Factors

As a company, we face numerous risks incidental to our business.  We face risks that are inherent to companies in our industry, as well as operational, financial and regulatory risks that are unique to us.  These and other material risks that we face are described in detail in “Item 3. Key Information— Risk Factors” of our Annual Report on Form 20-F dated March 10, 2011, filed with the SEC.

 We encourage you to read the detailed description of the risks that we face in our Annual Report on Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Annual Report could have a material adverse effect on our company and our results of operations, cash flows and financial condition which could result in a decrease in the value or trading prices of our securities.

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